FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ×        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No       ×

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated April 5, 2011 regarding filing of amendment registration statement of tender offer notification by subsidiary

2.	Press release dated April 6, 2011 regarding effects of the Great East Japan Earthquake, and its responses (4th report)

3.	Press release dated April 6, 2011 regarding the decision on year-end dividend

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd. (Registrant)

Date April 6, 2011	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Senior Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Notification regarding

Filing of Amendment Registration Statement of Tender Offer

Notification by Subsidiary

Tokyo, April 5, 2011 — Hitachi, Ltd. (NYSE: HIT / TSE: 6501; “Hitachi”) today announced that Hitachi Transport System Ltd. (TSE: 9086; “the company”), a subsidiary of Hitachi, which had announced acquiring shares of VANTEC Corporation (TSE:9382) through a tender offer on March 9, 2011, announced that the company today filed an amendment registration statement of the tender offer notification to the Director-General of the Kanto Local Finance Bureau in Japan pursuant to Article 27-8, Paragraphs 1 and 2 of the Financial Instruments and Exchange Act as attached.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2009 (ended March 31, 2010) consolidated revenues totaled 8,968 billion yen ($96.4 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

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Attached	[Translation]

April 5, 2011

To whom it may concern:

Company name:	Hitachi Transport System, Ltd.
Representative:	Takao Suzuki President and Chief Executive Officer
(Code: 9086, First Section of the Tokyo Stock Exchange)

Contact:	Noriaki Kakino Head of Human Resources & Business Support Office (Tel: +81-3-5634-0307)

Notification regarding

Filing of Amendment Registration Statement of Tender Offer Notification

Hitachi Transport System, Ltd. (the “Company”) hereby notifies that the Company filed an amendment registration statement of tender offer notification dated April 5, 2011, under the Financial Instruments and Exchange Act (the “Act”), Article 27-8, Paragraphs 1 and 2, to the Director-General of the Kanto Local Finance Bureau regarding the tender offer (the “Tender Offer”) of (a) the common stock of Vantec Corporation (Code: 9382, First Section of the Tokyo Stock Exchange) (the “Target”) and (b) the share options (the “Share Option(s)”) the issuance of which was resolved at the shareholders’ meeting of the former Vantec Corporation (the former Vantec Corporation was subsequently dissolved as a result of an absorption-type merger with Vantec Group Holdings Corporation; hereinafter referred to as the “Former Vantec”) held on June 25, 2004, and the rights and obligations of which were succeeded by Vantec Holdings Corporation through a share exchange with the Former Vantec on March 25, 2005, and then succeeded by the Target through a share transfer undertaken by Vantec Holdings Corporation on March 1, 2006, regarding which the Company had made an announcement on March 9, 2011.

This amendment is not to change the conditions, etc. of the purchase, as defined in the Act, Article 27-3, Paragraph 2, Item 1.

Note

Contents of Amendment Registration Statement of Tender Offer Notification

  (Amended portions shown with underlines)

Part I [Guideline of the Tender Offer]

6	[Permission, etc. regarding Acquisition of Shares, etc.]

(2)	[Laws and regulations that are the grounds for permission, etc.]

(Before the Amendment)

The Tender Offeror must file an advance notification of acquisition of shares with the Fair Trade Commission of Japan before acquiring the Target’s Shares, etc. through the Tender Offer subject to the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of 1947; as amended) (the “Anti Monopoly Act”), Article 10, Paragraph 2. The Target’s Shares, etc. shall not be acquired through the Tender Offer until thirty (30) days have expired since the day on which the notification is accepted (the “Waiting Period”).

The Tender Offeror has not used the advance consultation system of the Fair Trade Commission to acquire the Target’s Shares, etc. through the Tender Offer; however, the Tender Offeror filed an advance notification with the Fair Trade Commission dated March 3, 2011, and the commission accepted the advance notification on the same date. The Waiting Period is scheduled to terminate by the end of April 2, 2011, which is within the Tender Offer Period. If, by the day immediately preceding the last day of the Tender Offer Period (including where the period is extended), (i) the Tender Offeror has received prior notice of a cease and desist order from the Fair Trade Commission, (ii) the period (the “Cease and Desist Measures Period”) with the likelihood of receipt of a prior notice of a cease and desist order under the Anti Monopoly Act has not ended, or (iii) the Tender Offeror has had an urgent temporary suspension order filed against it in a court of law on the grounds that the Tender Offeror is a party who conducts acts with the likelihood of violating the provisions of Article 10, Paragraph 1, withdrawal of the Tender Offer may be conducted, in the event of occurrence of the circumstances set forth in Article 14, Paragraph 1, Item 4 of the Order indicated under “(ii) Conditions of withdrawal, etc. of the Tender Offer, the details thereof and method of disclosing the withdrawal, etc.” in “11. Other Conditions and Methods of the Tender Offer” below. If the Cease and Desist Measures Period terminates without the Tender Offeror being given prior notice by the Fair Trade Commission under Article 49, Paragraph 5 of the Anti Monopoly Act or requested to submit a report, etc. under Article 10, Paragraph 9 of the same act, the Tender Offeror will file an amendment registration statement of tender offer notification.

(After the Amendment)

The Tender Offeror must file an advance notification of acquisition of shares with the Fair Trade Commission of Japan before acquiring the Target’s Shares, etc. through the Tender Offer subject to the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of 1947; as amended) (the “Anti Monopoly Act”), Article 10, Paragraph 2. The Target’s Shares, etc. shall not be acquired through the Tender Offer until thirty (30) days have expired since the day on which the advance notification is accepted (the “Waiting Period”).

The Tender Offeror has not used the advance consultation system of the Fair Trade Commission to acquire the Target’s Shares, etc. through the Tender Offer; however, the Tender Offeror filed an advance notification with the Fair Trade Commission dated March 3, 2011, and the commission accepted the notification on the same date. The Waiting Period terminated by the end of April 2, 2011, which is within the Tender Offer Period. The Tender Offeror has neither been given prior notice under Article 49, Paragraph 5 of the Anti Monopoly Act nor requested to submit a report, etc. under Article 10, Paragraph 9 of the same act by the Fair Trade Commission, and the period (the “Cease and Desist Measures Period”) with the likelihood of receipt of a prior notice of a cease and desist order under the Anti Monopoly Act has terminated.

(3)	[Dates and numbers of permission, etc.]

(Before the Amendment)

Not applicable.

(After the Amendment)

Date of permission, etc.	April 3, 2011 (due to termination of the Cease and Desist Measures Period)

Number of permission, etc.	Koukeikabu No. 215 (acceptance number given for the advance notification)

Part II [Condition of Tender Offeror]

1	[If Tender Offeror is a company]

(1)	Overview of the company

(ii)	[Purposes and businesses of the company]

b)	Business

(Before the Amendment)

(Omitted)

(Note)	Higashikanto Hitachi Transport Service Co., Ltd. and Keiyo Hitachi Transport Service Co., Ltd. will merge where Higashikanto Hitachi Transport Service Co., Ltd. becomes the surviving company and Keiyo Hitachi Transport Service Co., Ltd. becomes the extinct company on the effective date, April 1, 2011, and will change the trade name to Shutoken Hitachi Transport Service Co, Ltd.

(After the Amendment)

(Omitted)

(Note 1)	Higashikanto Hitachi Transport Service Co., Ltd. and Keiyo Hitachi Transport Service Co., Ltd. will merge where Higashikanto Hitachi Transport Service Co., Ltd. becomes the surviving company and Keiyo Hitachi Transport Service Co., Ltd. becomes the extinct company on the effective date, April 1, 2011, and will change the trade name to Shutoken Hitachi Transport Service Co, Ltd.

(Note 2)	The Company has announced in the press release titled “Acquisition of the Logistics Company in Thailand by HTS Subsidiaries” dated April 5, 2011, that Hitachi Transport System (Asia) Pte. Ltd. and Hitachi Transport System (Thailand) Ltd., both subsidiaries of the Company, plan to acquire all shares of Eternity Grand Logistics Public Company Limited, a listed company in the Stock Exchange of Thailand, through the combination of private transaction with substantial shareholders and the tender offer to the public shareholders in the market of the Stock Exchange of Thailand, from April 5, 2011, through to the middle of August 2011. Please refer to the press release for details.

Attachment to amendment registration statement of tender offer notification:

“Agreement on Tender Offer Agency and Service Operation”

There were some missing pages in the “Agreement on Tender Offer Agency and Service Operation,” which was an attachment to the tender offer notification filed on March 10, 2011. Therefore, the Company files the agreement regarding which the missing pages are supplemented, as an attachment.

(Reference) Outline of the Tender Offer

1.	Name of the Target

Vantec Corporation

2.	Period for Tender Offer (Period for Tender Offer planned at the time of the filing)

From Thursday, March 10, 2011 to Tuesday, April 19, 2011 (Twenty-eight (28) business days)

3.	Purchase Price of the Tender Offer

(1) Common stock:	233,500 yen per share

(2) Share options:	One (1) yen per option

4.	Number of Shares, etc. to be Purchased

Number of shares to be purchased	Minimum number planned to be purchased	Maximum number planned to be purchased
233,144 (shares)	123,991 (shares)	— (shares)

(Note) The details of the Tender Offer are as stated in the Company’s press release announced on March 9, 2011 titled “Notification regarding Commencement of Tender Offer of Shares, etc. of Vantec Corporation.”

End

FOR IMMEDIATE RELEASE

Hitachi Announces Effects of the Great East Japan Earthquake,

and its Responses (4th Report)

Tokyo, Japan, April 6, 2011 – Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced the following information regarding the effects on the Hitachi Group of the Great East Japan Earthquake on March 11, and regarding the responses of Hitachi, as of April 6.

Hitachi expresses deep condolences for victims of the earthquake and sincerely hopes for the earliest possible recovery in all regions involved.

Utilizing the Hitachi Group Headquarters for Post-earthquake Reconstruction and Redevelopment (led by Hitachi, Ltd. President Hiroaki Nakanishi) as its control tower, Hitachi is combining all of the Group’s resources in promoting the following activities aimed at achieving the fastest possible recovery in its damaged bases of operation.

1. Providing Support in Affected Regions

Up to now, the Hitachi Group has already decided to provide support with a total value of 750 million yen, including the provision of flat panel TVs, dry cell batteries, and Disaster Victim Support Systems* for local municipalities with no charge and others to aid victims of the disaster and to assist in recovery efforts. The Group will continue to offer additional support quickly, in response to conditions in the affected areas.

*	Disaster Victim Support System:

A system that provides support to operations undertaken by municipal governments in the event of an earthquake or other natural disaster. The system’s program is provided by the Local Authorities Systems Development Center (LASDEC).

2. Status of Employees

Hitachi will continue confirming the status of Hitachi Group employees and their families who have been affected by the disaster.

3. Assistance at the Fukushima Daiichi Nuclear Power Station of TEPCO

The 24-hour Emergency Response Center for Nuclear Power was established at the Hitachi, Ltd. Head Office immediately after the earthquake struck on March 11. In addition to dispatching engineers from Hitachi to work on joint teams formed in collaboration with The Tokyo Electric Power Company, Inc. (TEPCO) and the Japanese government, a work team comprising about 370 engineers and other workers has been formed, and up to now about 300 employees have been dispatched to the site, where they are concentrating every possible effort into recovering electricity within the power station, assisting in the cooling of the nuclear reactor pressure vessels and pools for spent nuclear fuels, and draining the water out from turbine buildings and tunnels. Also, over 1,000 staff members within the Hitachi Group are providing support and assistance where it is needed, collaborating with General Electric Co., a partner of nuclear power systems business. Devoting all available resources of the Hitachi Group, Hitachi will continue to fully cooperate with TEPCO and the Japanese government in efforts to improve the situation, for example through technical support and procurement.

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4. Assistance in resolving the power supply shortage

Immediately after the earthquake on March 11, the Emergency Response Center for Thermal Power was established at Hitachi, Ltd. to provide support in resuming operations at damaged thermal power plants. Up to now, about 300 engineers have been dispatched to the power plant sites. Hitachi continues to offer proposals for new- and additional-installation of power-generating equipment, such as turbines, in response to requests from various electric power companies. Additionally, in order to prepare and resolve the electric power supply shortages, Hitachi operationalized its privately-owned electrical power facility to be able to respond to requests from power companies.

5. Status of Recovery at Business and Production Bases

Recovery operations are currently underway at the Group’s main production bases. At this time, main production bases are either partially or fully operational.

In the Power Systems business, on March 29, production resumed with the exception of some production line at the Hitachi, Ltd. Power Systems Company, Hitachi Works (Hitachi-shi, Ibaraki Pref.), where mainly manufactures turbines and power generators. For gas and steam turbines for domestic and overseas customers, production resumed and recovered 90 percent of its production capacity in comparison with the capacity before the earthquake. Aiming to operate with full capacity at the end of April 2011, Hitachi is running an accuracy test for its production lines.

In the Information & Telecommunication Systems business, support staff have been dispatched from Hitachi bases across the country to affected regions, where they continue their efforts to recover customers’ systems.

In the Elevators and Escalators business, escalators and printed circuit board for escalators and elevators production partially resumed at the Hitachi, Ltd. Urban Planning and Development Systems Company, Mito Works (Hitachinaka-shi, Ibaraki Pref.). Hitachi is accelerating its initiatives to recover its full-scale production.

At manufacturing bases for automotive components where production had been temporarily suspended due to the effects of the earthquake, production operations partially resumed at Hitachi Automotive Systems, Ltd., Sawa Works (Hitachinaka-shi, Ibaraki Pref.) and Fukushima Works (Date-gun, Fukushima Pref.) on March 25, and both domestic and overseas shipments have begun. Hitachi also recovered most of its production lines in the week of March 28. Hitachi will continue to resume production on an increasing number of components, and to invest all its energies into ensuring a stable supply of products.

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About Hitachi, Ltd.

Hitachi, Ltd. (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2009 (ended March 31, 2010) consolidated revenues totaled 8,968 billion yen ($96.4 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

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FOR IMMEDIATE RELEASE

Hitachi Announces the Decision on Year-End Dividend

Tokyo, April 6, 2011 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced that it decided on a plan for the year-end dividend for fiscal year ended March 31, 2011 as follows. The record date for this dividend is March 31, 2011.

On March 17, Hitachi announced that it would decide on the year-end dividend for the fiscal year ended March 31, 2011 after conducting a detailed investigation of the impact on Hitachi’s business performance resulting from the Great East Japan Earthquake. The forecast for the year-end dividend before the announcement was 3 yen per share. Having obtained a certain level of projection on the status of excess capital, Hitachi has decided the plan to pay year-end dividend in the amount of 3 yen per share. This year-end dividend is scheduled to be finally authorized at the meeting of the Board of Directors to be held in May 2011.

The Year-End Dividend

Fiscal Year Ended March 31, 2011
Record Date	March 31, 2011
Amount	3 yen per share
Aggregate Amount	13,553 million yen	*[1]
Effective Date (planned)	May 31, 2011

*1	The calculation of the aggregate amount of the year-end dividend is based on 4,517,723,961 shares, which deducted 2,421,003 shares of treasury stock from total issued shares of 4,520,144,964 shares as of March 31, 2011.

(Reference)

	Interim Dividend		Year-End Dividend	Annual Dividend
Fiscal Year Ended March 31, 2010	0 yen per share		0 yen per share	0 yen per share
Fiscal Year Ended March 31, 2011	5 yen per share	*[2]	3 yen per share	8 yen per share

*2	The amount consists of ordinary dividend of 3 yen per share and commemorative dividend of 2 yen per share for Hitachi’s centennial anniversary.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions, including consumer spending and plant and equipment investments in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors which Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•

exchange rate fluctuations for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing;

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities that it holds;

•	the potential for significant losses on Hitachi’s investments in equity method affiliates;

•

increased commoditization of information technology products and digital media-related products and intensifying price competition for such products, particularly in the Components & Devices and the Digital Media & Consumer Products segments;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation;

•	the possibility of cost fluctuations during the lifetime of or cancellation of long-term contracts, for which Hitachi uses the percentage-of-completion method to recognize revenue from sales;

•

fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins and shortages of materials, parts and components;

•	fluctuations in product demand and industry capacity;

•

uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rates and/or price of raw materials and shortages of materials, parts and components;

•	uncertainty as to Hitachi’s ability to achieve the anticipated benefits of its strategy to strengthen its Social Innovation Business;

•

uncertainty as to the success of restructuring efforts to improve management efficiency by divesting or otherwise exiting underperforming businesses and to strengthen competitiveness and other cost reduction measures;

•

general socio-economic and political conditions and the regulatory and trade environment of countries where Hitachi conducts business, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	the possibility of disruption of Hitachi’s operations in Japan by earthquakes or other natural disasters;

•	uncertainty as to Hitachi’s ability to maintain the integrity of its information systems, as well as Hitachi’s ability to protect its confidential information and that of its customers;

•	uncertainty as to the accuracy of key assumptions Hitachi uses to valuate its significant employee benefit related costs; and

•	uncertainty as to Hitachi’s ability to attract and retain skilled personnel.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2009 (ended March 31, 2010) consolidated revenues totaled 8,968 billion yen ($96.4 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

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